# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ONE STOP SYSTEMS, INC., CIK 0001394056
CUSIP: 68247W109
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: 2235 ENTERPRISE ST STE 110, ESCONDIDO, California (CA), 92029
Date of event which requires filing of this statement: 06/04/2025
Amends the filing with accession number 0001193125-23-270319
Filed by CIK 0001567994
Persons authorized to receive notices and communications: JOSEPH M. MANKO, JR., HORTON CAPITAL PARTNERS, LLC, 1717 Arch Street, Suite 3740, Philadelphia, Pennsylvania (PA), 19103, 215-399-5402

## Reporting persons
- Horton Capital Partners Fund, LP (CIK 0001567994): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 917,343; sole dispositive power 0; shared dispositive power 917,343; aggregate amount beneficially owned 917,343 (4.2% of the class)
- Horton Capital Partners, LLC (CIK 0001575443): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 917,343; sole dispositive power 0; shared dispositive power 917,343; aggregate amount beneficially owned 917,343 (4.2% of the class)
- Horton Capital Management, LLC (CIK 0001575444): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 917,343; sole dispositive power 0; shared dispositive power 917,343; aggregate amount beneficially owned 917,343 (4.2% of the class)
- Manko Joseph M. Jr. (CIK 0001664091): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC), other (OO); sole voting power 21,000; shared voting power 917,343; sole dispositive power 21,000; shared dispositive power 917,343; aggregate amount beneficially owned 938,343 (4.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Name of issuer: ONE STOP SYSTEMS, INC.
Address of issuer's principal executive offices: 2235 ENTERPRISE ST STE 110, ESCONDIDO, California (CA), 92029

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by HCPF were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

The aggregate purchase price of the 917,343 Shares beneficially owned by HCPF is approximately $2,040,052, including brokerage commissions.

The 21,000 Shares beneficially owned directly by Mr. Manko were awarded to him in his former capacity as a director of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 21,589,229 Shares outstanding, as of May 2, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2025.

A. HCPF
As of the close of business on June 6, 2025, HCPF beneficially owned 917,343 Shares.
Percentage: Approximately 4.2%

B. HCP
As the general partner of HCPF, HCP may be deemed the beneficial owner of the 917,343 Shares owned by HCPF.
Percentage: Approximately 4.2%

C. HCM
As the investment manager of HCPF, HCM may be deemed the beneficial owner of the 917,343 Shares owned by HCPF.
Percentage: Approximately 4.2%

D. Mr. Manko
As of the close of business of June 6, 2025, Mr. Manko directly beneficially owned 21,000 Shares. In addition, as the Managing Member of each of HCP and HCM, Mr. Manko may be deemed the beneficial owner of the 917,343 Shares owned by HCPF.
Percentage: Approximately 4.3%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. HCPF
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 917,343
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 917,343

B. HCP
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 917,343
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 917,343

C. HCM
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 917,343
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 917,343

D. Mr. Manko
1. Sole power to vote or direct vote: 21,000
2. Shared power to vote or direct vote: 917,343
3. Sole power to dispose or direct the disposition: 21,000
4. Shared power to dispose or direct the disposition: 917,343

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of May 30, 2025, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 - Transactions in Securities.

## Signatures
- Horton Capital Partners Fund, LP: /s/ Joseph M. Manko, Jr., Joseph M. Manko, Jr., Managing Member of Horton Capital Partners, LLC, its General Partner (06/06/2025)
- Horton Capital Partners, LLC: /s/ Joseph M. Manko, Jr., Joseph M. Manko, Jr., Managing Member (06/06/2025)
- Horton Capital Management, LLC: /s/ Joseph M. Manko, Jr., Joseph M. Manko, Jr., Managing Member (06/06/2025)
- Manko Joseph M. Jr.: /s/ Joseph M. Manko, Jr., Joseph M. Manko, Jr. (06/06/2025)